02019650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

3-13-02

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SEC FILE NUMBER
8-43559

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tradition Asiel Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

RECD S.E.C. MAR 0 4 2002 535

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
75 Park Place 4th Floor
(No. and Street)

New York (City) **NY** (State) **10007** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue (Address) **New York** (City) **NY** (State) **10019** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (05-01)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Judith A. Ricciardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Tradition Asiel Securities, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 20 05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ d) Statement of Changes in Financial Condition.
- ☐ e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ g) Computation of Net Capital.
- ☐ h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☐ l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Tradition Asiel Securities Inc.
(a wholly-owned subsidiary of Tradition (North America) Inc.)

December 31, 2001
with Report of Independent Auditors

Tradition Asiel Securities Inc.

(A wholly-owned subsidiary of Tradition (North America) Inc.)

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Tradition Asiel Securities Inc.

We have audited the accompanying statement of financial condition of Tradition Asiel Securities Inc. (the "Company") (a wholly-owned subsidiary of Tradition (North America) Inc.) as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradition Asiel Securities Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 22, 2002

Tradition Asiel Securities Inc.
(a wholly-owned subsidiary of Tradition (North America) Inc.)

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 13,377,576
Receivable from brokers, dealers and clearing organizations	10,386,939
Securities owned, at market value	2,903,647
Commissions receivable, net of allowance of $ 45,029	5,806,537
Deposits at clearing organizations	1,529,643
Due from Parent and affiliate	1,527,938
Employee loans receivable, net of allowance of $ 74,104	555,385
Other assets	1,389,937
Total assets	$ 37,477,602
Liabilities and Stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 5,655,409
Payable to brokers and dealers	8,212,456
Securities sold, not yet purchased, at market value	2,067,325
Collateralized bank loans	25,000
Payable to affiliates	1,606,137
Total liabilities	17,566,327
Stockholder's equity	19,911,275
Total liabilities and stockholder's equity	$ 37,477,602

The accompanying notes are an integral part of this statement of financial condition.

Tradition Asiel Securities Inc.
(a wholly-owned subsidiary of Tradition (North America) Inc.)

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

Tradition Asiel Securities Inc. (the "Company") is a Delaware corporation and a wholly owned subsidiary of Tradition (North America) Inc. (the "Parent"), which is in turn a wholly-owned subsidiary of Compagnie Financiere Tradition, a company organized in Switzerland. The Company is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the American Stock Exchange ("AMEX"), and the National Association of Securities Dealers, Inc. ("NASD"). The New York Stock Exchange is the firm's Self Regulatory Organization.

The Company is a broker of United States Government Treasuries and repurchase agreements, emerging market bonds and repurchase agreements, mortgage backed securities, corporate fixed income securities, money market instruments, equity, equity arbitrage, equity and index options, and municipal bonds. The Company also trades equities and corporate and municipal bonds on a principal basis.

The Company self-clears certain transactions, necessitating membership in the National Securities Clearing Corporation, the Depository Trust Company and the Options Clearing Corporation. The Company is also a member of the Emerging Market Traders Association. The Company does not carry customer accounts or perform custodial functions related to customer securities. Certain trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to its clearing brokers, one of which is an affiliated entity ("Affiliated clearing broker").

2. Significant Accounting Policies

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

The Company considers money market funds, which maintain a net asset value of $1.00 and other highly liquid investments with original maturities of three months or less as cash equivalents.

2. Significant Accounting Policies (continued)

All securities transactions are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis.

Marketable securities are valued using quoted market prices on an active exchange. Securities not readily marketable are valued at fair value as determined by management.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Goodwill, net of amortization, of $405,000 is included in other assets on the statement of financial condition. Goodwill was recorded in connection with the purchase of the assets of Asiel & Co LLC effective June 30, 2000 and is being amortized on a straight line basis over 15 years. Effective January 1, 2002, new accounting standards related to acquisitions and goodwill will require the Company to stop amortizing goodwill and to evaluate goodwill for impairment.

3. Related Party Transactions

The Company is charged for facilities and other services provided by its Parent on a monthly basis in accordance with an intercompany arrangement which is subject to renegotiation on an annual basis.

Due from Parent and affiliate on the accompanying statement of financial condition includes amounts receivable for insurance proceeds (see Note 15), non interest bearing cash advances for various expenses, and amounts payable for income taxes (see Note 10).

Payable to affiliates primarily consists of commissions collected on behalf of affiliates, for which the Company provides clearing services.

Included in commissions receivable on the statement of financial condition is $322,898 due from the Affiliated clearing broker.

4. Deposits at clearing organizations

The Company is required to maintain deposits at clearing organizations in order to conduct its business. At December 31, 2001, deposits at clearing organizations consist of cash of approximately $1,017,000 and U.S. Treasury Bills with a total market value of approximately $512,000 including accrued interest.

5. Receivable from and payable to brokers, dealers and clearing organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2001 are comprised of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 7,361,064	$ 8,198,921
Securities borrowed/loaned	1,700,400	-
Receivable from/payable to clearing organizations	1,325,475	-
Other	-	13,535
Total	$ 10,386,939	$ 8,212,456

6. Cash Segregated under Federal and Other Regulations

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. The Company maintains a separate reserve bank account for PAIB. The reserve requirement, as computed, totaled $47,175 at December 31, 2001, all of which is included in cash and is on deposit in a special reserve bank account as of December 31, 2001.

7. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2001 include the following:

	Owned	Sold, not yet purchased
Corporate bonds	$ 536,878	$ 415,003
Equities	2,366,494	1,647,473
Options	275	4,850
Totals	$ 2,903,647	$ 2,067,326

Securities and options sold, not yet purchased commit the Company to deliver specified securities at predetermined prices, and thereby create a liability to purchase the security in the market at prevailing market prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amounts reflected in the statement of financial condition.

8. Collateralized Bank Loans

Short-term bank loans are fully collateralized by certain of the Company's securities owned with a market value of approximately $33,000 and bear interest at 2.25% at December 31, 2001.

9. Employee Benefits

The Company participates in the Parent's defined contribution plan ("the Plan") covering substantially all employees who qualify as to age, length of service, and employment date. The Company contributes 40 cents for every dollar of each participant's contributions up to 6% of the employee's salary within the IRS limits of $10,500..

10. Income Taxes

The Company accounts for income taxes in accordance with the liability method as required by Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes". Under the liability method, tax rates are applied to cumulative temporary differences based on which and how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for tax rate changes. The deferred tax asset, which is included in other assets on the statement of financial condition, primarily relates to the allowance for bad debts.

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company calculates its income tax expense as though it filed a separate tax return. Income taxes payable of approximately $108,000 is included in due from parent and affiliate on the statement of financial condition.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), ("the Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company elected to compute its net capital under the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, of $250,000. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120 percent of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule. At December 31, 2001, the Company had net capital of approximately $12.1 million which was approximately $11.8 million in excess of its required net capital.

12. Commitments and Contingencies

As of December 31, 2001, the Company had future minimum rental commitments under operating and equipment leases as follows:

Year	Minimum Rentals
2002	$ 1,730,963
2003	1,786,100
2004	1,758,892
2005	1,311,162
2006	1,244,513
Thereafter	3,357,429
Total	$ 11,189,059

The operating lease expires in October 2009 and is subject to escalations. The equipment lease expires in 2004.

The Company has obtained an unsecured letter of credit in the amount of $600,000, expiring July 21, 2002, for the benefit of its landlord to satisfy a security deposit requirement.

The Company has satisfied margin requirements with clearing organizations with unsecured letters of credit totaling $4,700,000.

The Company and its Parent have been named a defendant in certain lawsuits and other legal proceedings. After considering all relevant facts and advice of outside counsel, in the opinion of management, such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

13. Financial Instruments with Off-Balance Sheet Risk, Concentration of Credit Risk, and Derivative Contracts

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

Commissions receivable represent amounts due from customers, which primarily consist of securities firms. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

For transactions in which the Company, through the clearing brokers, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing brokers monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2001, there were no amounts to be indemnified to the clearing brokers for these transactions.

Limits are set for all proprietary trading activity. These transactions are monitored daily by senior management.

In the normal course of business, the Company enters into derivative contracts for trading purposes. The derivative contracts that the Company holds or issues are options contracts. These derivative contracts are valued at market with the resulting gains and losses reflected in the statement of income. Typically, derivative contracts serve as components of the Company's trading strategies.

14. Estimated Fair Value of Financial Instruments

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as financial instruments are short-term in nature.

15. Impact of September 11, 2001

The attacks of September 11, 2001 resulted in the Company being closed for a period of time. In addition, due to the Company's proximity to the area attacked, personnel were displaced to other locations for approximately 12-14 weeks. As a result, the Parent has submitted business interruption insurance claims on behalf of the Company and its affiliates. The Company has accrued approximately $828,000 of these proceeds, which is included in due from parent and affiliate in the statement of financial condition.